Filed by Entegris, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Mykrolis Corporation

Commission File No. 001-16611

This filing relates to the proposed merger of equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 21, 2005 (the “Merger Agreement”), by and among Entegris, Inc., a Minnesota corporation (“Entegris”), Mykrolis Corporation, a Delaware corporation (“Mykrolis”), and Eagle DE, Inc., a Delaware corporation and a wholly-owned subsidiary of Entegris (“Eagle Delaware”). The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Entegris and Mykrolis on March 21, 2005, and is incorporated by reference into this filing.

The following is a slide set to be used in presentations given by Mykrolis’ and Entegris’ management to the investment community.

Investor Presentation

March 2005

Forward-Looking Statements/ Risk Factors

This presentation contains “forward-looking statements” as defined under the Federal Securities Laws. The actual results of Entegris and Mykrolis could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) risks associated with strategic investments and acquisitions, including the challenges and costs of closing, integration, restructuring and achieving anticipated synergies associated with the acquisition; (ii) adverse changes in general economic or market conditions; (iii) delays or reductions in semiconductor industry spending; (iv) the transition to new products, the uncertainty of customer acceptance of new product offerings, and rapid technological and market change; (v) insufficient, excess or obsolete inventory; (vi) competitive factors, including but not limited to pricing pressures; (vii) component quality and availability; (viii) the relative and varying rates of product price and component cost declines and the volume and mixture of product revenues; (ix) war or acts of terrorism; (x) the ability to attract and retain highly qualified employees; (xi) fluctuating currency exchange rates; and (xii) other one-time events and other important factors disclosed previously and from time to time in the filings of Entegris and Mykrolis with the U.S. Securities and Exchange Commission.

Transaction Overview

Overview

$1.3 billion merger-of-equals transaction

Mykrolis holders receive 1.39 shares of Entegris for each share

Post-transaction ownership split: 44% Mykrolis / 56% Entegris

Company Name

Entegris, Inc.

Operations

Headquarters in Chaska, Minnesota

More than 2,700 combined full-time employees

Board of Directors

5 Directors from each company and 1 new independent

Management

CEO: Gideon Argov

Non-Executive Chairman: Jim Dauwalter

CFO: John Villas

NewCo Exchange

NASDAQ

Transaction Timing

Expected to close in calendar Q3 2005

NewCo Strategic Vision

The Leading Materials Integrity Management platform

Purify, protect, and transport critical materials used in semiconductor, microelectronics and other high technology manufacturing processes

Strong market position in core product lines

Above-market organic growth fueled by technology / customer synergies and geographic leverage

Balanced portfolio + broad customer base = strength and stability

High exposure to unit-driven products cushions from semi cycle

Geographical diversity

Customer base not concentrated

Global footprint + scale = significant operating leverage

Mykrolis Overview

Headquarters:

Billerica, MA

Employees:

898

LTM Sales:

$289 mm

CEO:

Gideon Argov

Consumables

Liquid Purification / Filtration

Gas Purification / Filtration

Equipment

Liquid Delivery

Gas Delivery

Market Share

+50% +50% 50% Varied

Market Position

#1 #1 #1 Varied

Source: Company data and estimates.

Entegris Overview

Headquarters:

Chaska, MN

Employees:

1,829

LTM Sales:

$374 mm

CEO: James Dauwalter

Raw Wafer Handling

Wafer Processing

Fluid Handling Components

Sensing and Control

Disk Substrate and Media Handling

Market Share

+50% +80% 30-40% 40-50% +80%

Market Position

#1 #1 #1 #1 #1

Source: Company data and estimates.

Overview of NewCo

NewCo is the global leader in Materials Integrity Management to purify,

protect, and transport critical materials used in semiconductor,

microelectronics and other high technology manufacturing

Wafer

Liquid

Gas

Component

Services and New Markets

Complementary Geographic Fit

Contribution to LTM Sales of $663 MM(1)

Asia

North America

New Entegris

Japan Europe

(1) Based on LTM ended February 2005 for Entegris and December 2004 for Mykrolis.

Complementary End Markets

Contribution to LTM Sales of $663 MM(1)

Services

Data Storage

Other Markets

Flat Panel

Life Sciences

Fuel Cell

New Entegris

Semiconductor

(1) Based on LTM ended February 2005 for Entegris and December 2004 for Mykrolis.

Complementary Semiconductor Products

Wafer Handling

TAP Products

$200 MM

Fluid Management

and Subsystems

Fluid Handling Components

(Fittings, Valves, Manifolds)

Fluid Containers

Fluid Sensing & Control

Fluid Filtration

Fluid Dispense

$275 MM

Gas Filtration

Gas Purification

$70 MM

Strong Customers in All Targeted Markets

Wafer Growers

MEMC

S.E.H.

Siltronic

SUMCO

OEMs

Applied Materials

DNS

Tokyo Electron

IDMs, Foundries, and Back-end (Assembly & Test)

Chartered

Inotera

Intel

Micron

TI

Samsung

ST Micro

TSMC

UMC

Microelectronics, Display, Storage

Komag

MMC

Seagate

While the Semiconductor Industry is Consolidating . . .

Semi and semi-cap equipment industries have seen significant share consolidation …

SC Front End Equipment 2003 #1 Market Share

Resist Process 86%

LightSources 85%

RTP 76%

Electroplate Cu 72%

Mask Inspection 71%

PVD 69%

CD Measurement 68%

CMP 63%

Wafer Inspect 61%

Si Epi Equip 47%

CVD 44%

Lithography, etc. 40%

… and industry profits have concentrated in market leaders

Share of Operating Profit of Top 50 Semi Cap Equipment Companies

Next 40 Players11%

Top 10 Players 89%

$130m shared by 40 other players

Source: Wafer News, July 12, 2004

Source: Wall Street Research (SEMI, Dataquest)

. . . The Subsystems, Components and Materials Market Remains Fragmented

Subsystems, Components & Materials

LTM Revenue (US$ in Millions)

The segment is poised for consolidation as customers become more concentrated and reward full-line suppliers

$800

600

400

200

0

$663

$555

$418

$395

$374

$330

$300

$289

$246

$165

New

Entegris

MKS

Cymer

AEIS

Celerity

Cabot

ATMI

Helix

Source: Company Filings

NewCo Positioned to Benefit from Attractive, Wafer-Driven Consumables Market

Equipment Billing and Wafer Production

Monthly Rolling LTM Capital Spending and Wafer Production

Equipment Billings (US$ in Billions)

$ 6.0 5.0 4.0 3.0 2.0 1.0 0.0

Dec 94 Dec 95 Dec 96 Dec 97 Dec 98 Dec 99 Dec 00 Dec 01 Dec 02 Dec 03 Dec 04

70 60 50 40 30 20 10 0

Wafer Production (Billions of Square Inches)

Equipment Billings (Right Axis) - 94 - 05 CAGR 11.2%

Wafer Production (Left Axis) - 94 - 05 CAGR 7.4%

Source: VLSI, January 2005

Unit-Driven Model

Based on TTM Sales of $663 MM

Capex Driven 35%

Unit Driven 65%

Consumables represent a stable and recurring revenue stream driven by wafer starts, fab utilization rates and preventive maintenance

NewCo Organization

James Dauwalter Non-Executive Chairman

John Villas Chief Financial Officer

Bertrand Loy Chief Integration Officer

Jean-Marc Pandraud Chief Operations Officer

Michael Wright Chief Marketing Officer

Greg Graves Chief Business Development Officer

Peter Walcott General Counsel

Gideon Argov Chief Executive Officer

Highlights

Name: Entegris, Inc.

Headquarters: Chaska, MN

Employees: 2,700

Manufacturing and Service Center Locations

North America

Allen (TX)

Billerica (MA)

Chaska (MN)

Colorado Springs (CO)

Franklin (MA)

Gilroy (CA)

San Diego (CA)

Europe

Bad Rappenau (Germany)

Montpellier (France)

Asia

Kulim (Malaysia)

Singapore (Singapore)

Yonezawa (Japan) (2 sites)

NewCo Integration Plan

Integration Planning Process Already Well Under Way

Bertrand Loy named full-time Chief Integration Officer

Experienced senior integration team members already in place

Three Key Elements to Integration Plan

Ensure limited customer disruption

Achieve planned cost synergies

Grow revenue through complementary product, customer and geographic strengths

Significant incentives tied to delivery of specific results

Key Financial Highlights

Highly attractive pro forma financial profile

Enhanced financial scale and operating leverage

Attractive mix of products, customers and geographies

High percentage of unit-driven revenues

Significantly accretive to 2006 Cash EPS: $0.08

Pro forma EPS, excl. amortization of intangibles & restructuring

Tangible, near-term cost savings of $15 MM+

General and administrative savings and purchasing benefits

Efficiencies in sales and service operations

Elimination of redundant facilities and infrastructure

Longer-term revenue synergy opportunities

Strong balance sheet with $284 MM in combined cash + marketable securities

Financial Performance

Trailing Twelve Months Results

US$ in Millions, Except per Share Amounts

(1) (2)

Pro Forma Combined(3)

Revenue $ 374 $ 289 $ 663

Gross Profit $ 161 $ 138 $ 298

Gross Margin 43% 48% 45%

Operating Income $ 40 $ 37 $ 77

Operating Margin 11% 13% 12%

Non-GAAP Net Income(4) $ 28 $ 30 $ 58

Employees(5) 1,829 898 2,727

(1) LTM as of February 28, 2005.

(2) LTM as of December 31, 2004. Does not reflect impact of Extraction Systems acquisition.

(3) Excludes adjustments for purchase accounting, synergies and retention expenses.

(4) Non-GAAP Net Income pro forma combined excludes expenses from amortization and restructuring charges.

(5) Excludes temporary workers.

Financial Performance

Balance Sheet as of Latest Quarter

US$ in Millions, Except per Share Amounts

(1) (2)

Cash $154 $130

Working Capital(3) $223 $171

Total Assets $469 $351

Debt $27 $0

Shareholders’ Equity $385 $272

(1) As of February 28, 2005.

(2) As of December 31, 2004.

(3) Defined as Current Assets minus Current Liabilities.

Key Financial Metrics

2006 EPS Impact

US$ in Millions, Except per Share Amounts

Item Street Est.

Current “Street” GAAP EPS $ 0.46

Current Street “Cash EPS” $ 0.50

Combined Cash Net Income $ 74

Transaction synergies (after tax) $ 9

Retention and other Costs (after-tax) $ (3)

Pro Forma Combined Net Income $ 80

Pro Forma Shares Outstanding (diluted, M) 138

Pro Forma EPS $ 0.58

Change in EPS $ 0.08

% Change 16%

Comments

IBES consensus for Entegris

Adds back amortization expense

“Cash Net Income” adds back amortization

Assumes $15 MM pre-tax

$4 MM pre-tax – retention restricted stock

Source: “Current Street EPS” per IBES median consensus, adjusted for calendarization to CY year-end

Additional Information and Where to Find It

In connection with the proposed transaction, Entegris, Mykrolis and Eagle DE, Inc. (a newly formed corporation that will merge with Entegris to effect the reincorporation of Entegris in the State of Delaware in connection with the proposed transaction) will file a joint proxy statement/prospectus with the Securities and Exchange Commission. A registration statement on Form S-4 also will be filed with the SEC. Security holders of each company and other investors are urged to read the registration statement and the joint proxy statement/ prospectus (including any amendments or supplements to the joint proxy statement/prospectus) regarding the proposed transaction when they become available because they will contain important information about Entegris, Mykrolis and the proposed transaction. Stockholders will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Entegris and Mykrolis, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Entegris, 3500 Lyman Blvd, Chaska, MN 55318, Attention: Investor Relations Dept., telephone: (952) 556-8080, or at irelations@entegris.com or to Mykrolis, 129 Concord Road, Billerica, MA 01821, Attention: Investor Relations Dept., telephone (978) 436-6500, or at investor_relations@mykrolis.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Entegris on Entegris’ website at www.entegris.com, and investors and security holders may access copies of the documents filed with the SEC by Mykrolis on Mykrolis’ website at www.mykrolis.com.

Participants in Solicitation

Entegris, Mykrolis and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Entegris’ directors and executive officers is available in its Form DEF 14A filed with the SEC by Entegris on December 15, 2004 and in its Form 10-K filed with the SEC on November 12, 2004, and information regarding Mykrolis’ directors and executive officers is available in its Form DEF 14A filed with the SEC by Mykrolis on March 26, 2004 and in its Form 10-K filed with the SEC on March 11, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements in this filing regarding Entegris, Inc., Mykrolis Corporation, the proposed transaction and the combined company after completion of the proposed transaction constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect”, “feel”, “believe”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Entegris, Mykrolis, and their respective subsidiaries or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: the risks and factors described in the publicly filed documents of Entegris and Mykrolis, including their most recently filed Forms 10-K; general economic and business conditions and industry trends in the countries in which we operate; currency exchange risks; the continued strength of the industries in which we operate; uncertainties inherent in proposed business strategies and development plans; rapid technological changes; future financial performance, including availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or the inability to comply with, government regulation in the countries in which we operate, and adverse outcomes from regulatory proceedings; changes in the nature of key strategic relationships with partners and joint venturers; competitor responses to the products and services of Entegris and Mykrolis, and the overall market acceptance of such products and services, including acceptance of the pricing of such products and services; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the ability to promptly and effectively integrate the businesses of Entegris and Mykrolis; and the diversion of management time on merger-related issues. These forward-looking statements speak only as of the date of this filing. Entegris and Mykrolis expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the respective expectations of Entegris and Mykrolis with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The transaction is subject to customary closing conditions, including regulatory, stockholder and other third-party consents and approvals.